82-1711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP

Inspiring Global Enjoyment

04010727

Fosters Brewing

ASX RELEASE

SUPPL

PLEASE DELIVER URGENTLY

The following release was made to the
Australian Stock Exchange Limited today.

PROCESSED

MAR 22 2004

THOMSON
FINANCIAL

TOTAL PAGES: 3

*Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com
if the following names/numbers are outdated.*

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market
2	Date Appendix 3C was given to ASX	22-Dec-03

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 18-Mar-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	0	2,000,000
4	Total consideration paid or payable for the shares	$0	$8,872,600

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $n/a date: n/a lowest price paid: $ n/a date: n/a	highest price paid: $4.44 lowest price paid: $4.42 highest price allowed under rule 7.33: $4.63

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an
       intention to buy back a maximum
       number of shares - the remaining
       number of shares to be bought
       back

198,000,000

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-
       back.

2.   There is no information that the listing rules require to be disclosed that has not already
       been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 19-Mar-04
                  Robert Dudfield – Assistant Company Secretary

Print name: ....

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market
2	Date Appendix 3C was given to ASX	22-Dec-03

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 19-Mar-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,000,000	1,500,000
4	Total consideration paid or payable for the shares	$8,872,600.00	$6,622,950.00

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.44 date: 18 Mar 04 lowest price paid: $4.42 date: 18 Mar 04	highest price paid: $4.42 lowest price paid: $4.40 highest price allowed under rule 7.33: $4.65

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

196,500,000

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 22-Mar-04
Robert Dudfield – Assistant Company Secretary

Print name: ....
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